News Release Communiqué de Pressee

Exhibit 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com

Total’s Response to the Erika Verdict Announced on January 16, 2008
Paris, January 16, 2008 — Total is pleased that the last employee facing charges has been acquitted and that Total S.A. has been acquitted for reckless endangerment.
Total is disappointed that the Paris Criminal Court has imposed a fine for maritime pollution in the criminal proceedings and also ordered it to pay compensation to civil parties, especially since the court has acknowledged that the actual cause of the sinking was beyond Total’s control.
The court established that the sinking was caused by corrosion of the ship’s structures and that this corrosion resulted from gross negligence of which Total could not have been aware.
Total was found guilty of recklessness in its vessel inspection and vetting procedure. Total voluntarily introduced this procedure to enhance its shipping safety. It is therefore hard to understand how it could be found guilty for alleged shortcomings in a procedure not required by law. Furthermore, the company’s practices are compliant with standard industry practice.
To enhance efficiency and safety, international maritime law clearly separates the responsibilities of the main players in the shipping industry. The charterer is not responsible for inspecting and classifying vessels.
By assigning liability to Total, the court’s verdict could create confusion concerning the responsibilities of the players and have the contradictory effect of making shipping less safe.
Total would like to point out that it is a leading contributor to the IOPC Funds* and that all claims for compensation recognized by the organization have been settled. In addition, of its own initiative, Total spent more than €200 million to remedy as quickly as possible the consequences of the oil spill by cleaning up hard-to-access areas of the coastline, pumping out the cargo remaining in the wreck and treating waste generated by the coastal cleanup operation.
There are numerous grounds for appealing the verdict. Total has ten days in which to file an appeal.

*	The International Oil Pollution Compensation Funds provide compensation for oil pollution damage resulting from spills of persistent oil from tankers.
* * * * *
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com